Exhibit 99.1

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

For more information,
please see Kinross’ 2023 Q2 Financial Statements and MD&A
at www.kinross.com

NEWS RELEASE

Kinross reports strong 2023 second-quarter results

Increased production at Tasiast, Paracatu, and La Coipa drives robust free cash flow

Tasiast 24k construction and initial commissioning complete leading to record quarterly production

Toronto, Ontario – August 2, 2023 – Kinross Gold Corporation (TSX: K, NYSE: KGC) (“Kinross” or the “Company”) today announced its results for the second-quarter ended June 30, 2023.

This news release contains forward-looking information about expected future events and financial and operating performance of the Company. Please refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 26 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Q2 2023 highlights from continuing operations:

•	Production of 555,036 gold equivalent ounces (Au eq. oz.), a 22% year-over-year increase.

•	Production cost of sales[1] of $900 per Au eq. oz. sold and all-in sustaining cost[2] of $1,296 per Au eq. oz. sold.

•	Margins[3] of $1,076 per Au eq. oz. sold.

•	Operating cash flow[4] of $528.6 million and adjusted operating cash flow[2] of $459.1 million.

•	Reported net earnings[5] of $151.0 million, or $0.12 per share, with adjusted net earnings[2,6] of $167.6 million, or $0.14 per share[2].

•	Cash and cash equivalents of $478.4 million, and total liquidity[7] of approximately $1.9 billion at June 30, 2023.

•	Guidance reaffirmed: Kinross expects to produce 2.1 million Au eq. oz. (+/- 5%) and is on track to meet its 2023 guidance for production cost of sales, all-in sustaining cost and attributable capital expenditures.

•	Debt refinancing: In July, Kinross issued $500.0 million in Senior Notes to refinance its 2024 Notes, extending the maturity to 2033.

•	Kinross’ Board of Directors declared a quarterly dividend of $0.03 per common share payable on September 8, 2023 to shareholders of record at the close of business on August 24, 2023.

•	Kinross published its 2022 Climate Report on July 21, 2023, detailing its Climate Change Strategy and a comprehensive summary of its progress over the past year with a target to be a net-zero greenhouse gas emissions Company by 2050.

Operational and development project highlights:

•	Tasiast achieved record quarterly production and sales driven by strong grades and higher recoveries. The Tasiast 24k expansion project achieved a major milestone as construction and initial commissioning are now complete with the ramp-up process underway.

•	Paracatu delivered another strong quarter with higher production and lower costs both quarter-over-quarter and year-over-year.

1 “Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales, as reported on the interim condensed consolidated statements of operations, divided by total gold equivalent ounces sold from continuing operations.

2 These figures are non-GAAP financial measures and ratios, as applicable, and are defined and reconciled on pages 17 to 21 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

3 “Margins” from continuing operations per equivalent ounce sold is defined as average realized gold price per ounce from continuing operations less production cost of sales from continuing operations per equivalent ounce sold.

4 Operating cash flow figures in this release represent “Net cash flow of continuing operations provided from operating activities,” as reported on the interim condensed consolidated statements of cash flows.

5 Reported net earnings (loss) figures in this news release represent “Net earnings (loss) from continuing operations attributable to common shareholders,” as reported on the interim condensed consolidated statements of operations.

6 Adjusted net earnings figures in this news release represent “Adjusted net earnings from continuing operations attributable to common shareholders.”

7 “Total liquidity” is defined as the sum of cash and cash equivalents, as reported on the interim condensed consolidated balance sheets, and available credit under the Company’s credit facilities (as calculated in Section 6 – Liquidity and Capital Resources of Kinross’ MD&A for the three and six months ended June 30, 2023).

p. 1 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

•	La Coipa delivered higher quarterly and year-over-year production, and the lowest costs in the portfolio.

•	Manh Choh received its key operating permits in May and remains on track for initial production in the second half of 2024.

•	At Great Bear, Kinross recently signed an Advanced Exploration Agreement with the Wabauskang and Lac Seul First Nations as the Company moves from surface exploration to underground exploration. The Company is using directional core drilling to more efficiently target the resource, and is progressing studies and permitting for its advanced exploration program.

CEO commentary:

J. Paul Rollinson, President and CEO, made the following comments in relation to 2023 second-quarter results:

“Our portfolio of mines performed well during the quarter contributing to a strong first half of the year. Our margins grew by 27%, operating earnings were significantly higher, and free cash flow more than doubled compared with the same period last year. Tasiast, Paracatu and La Coipa delivered approximately 70% of our production and our lowest costs for the quarter, including record production at Tasiast, and we remain on track to meet our annual production and cost outlook for 2023.

“Our pipeline of projects continued to make strong progress. During the quarter, construction and initial commissioning was completed at the Tasiast 24k project, on schedule and on budget. The Tasiast 24k project is expected to increase production and lower costs while generating significant free cash flow. Manh Choh is advancing on plan to come online in the second half of 2024 following the receipt of its key operating permits in May.

“At Great Bear, we are pleased to have recently signed an Advanced Exploration Agreement with our partners the Wabauskang and Lac Seul First Nations on whose traditional territories the project is located. We recognize that respect, collaboration and consideration for our First Nation partners is central to our license to operate in the area. We are committed to developing a project that honours Indigenous rights and brings long-term socio-economic benefits, consistent with how Kinross operates in all of our host communities.

“We also released our annual Climate Report, which provides a transparent and comprehensive account of our reporting in this important area. We advanced our climate change strategy in 2022 as well as a number of energy-efficiency projects that support our goal of achieving net-zero emissions by 2050. The solar plant at Tasiast is on schedule to come online by the end of the year and is expected to reduce greenhouse gas emissions by approximately 530,000 tonnes over the life of mine.”

p. 2 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Summary of financial and operating results

	Three months ended		Six months ended
	June 30,		June 30,
(unaudited, in millions of U.S. dollars, except ounces, per share amounts, and per ounce amounts)	2023	2022	2023	2022
Operating Highlights
Total gold equivalent ounces from continuing operations(a),(b)
Produced	555,036	453,978	1,021,058	832,399
Sold	552,969	439,078	1,043,299	812,806

Financial Highlights from Continuing Operations(a)
Metal sales	$1,092.3	$821.5	$2,021.6	$1,522.4
Production cost of sales	$497.9	$450.8	$981.8	$813.9
Depreciation, depletion and amortization	$239.3	$180.5	$451.2	$347.0
Operating earnings	$237.8	$64.0	$381.7	$166.5
Net earnings (loss) from continuing operations attributable to common shareholders	$151.0	$(9.3)	$241.2	$72.0
Basic earnings (loss) per share from continuing operations attributable to common shareholders	$0.12	$(0.01)	$0.20	$0.06
Diluted earnings (loss) per share from continuing operations attributable to common shareholders	$0.12	$(0.01)	$0.20	$0.06
Adjusted net earnings from continuing operations attributable to common shareholders(c)	$167.6	$37.4	$255.2	$106.2
Adjusted net earnings from continuing operations per share(c)	$0.14	$0.03	$0.21	$0.08
Net cash flow of continuing operations provided from operating activities	$528.6	$257.1	$787.6	$355.0
Adjusted operating cash flow from continuing operations(c)	$459.1	$251.9	$791.9	$501.0
Capital expenditures from continuing operations(d)	$281.9	$149.4	$503.1	$250.1
Free cash flow from continuing operations(c)	$246.7	$107.7	$284.5	$104.9
Average realized gold price per ounce from continuing operations(e)	$1,976	$1,872	$1,937	$1,874
Production cost of sales from continuing operations per equivalent ounce(b) sold(f)	$900	$1,027	$941	$1,001
Production cost of sales from continuing operations per ounce sold on a by-product basis(c)	$845	$1,018	$885	$994
All-in sustaining cost from continuing operations per ounce sold on a by-product basis(c)	$1,262	$1,335	$1,272	$1,285
All-in sustaining cost from continuing operations per equivalent ounce(b) sold(c)	$1,296	$1,341	$1,308	$1,290
Attributable all-in cost(g) from continuing operations per ounce sold on a by-product basis(c)	$1,596	$1,596	$1,606	$1,536
Attributable all-in cost(g) from continuing operations per equivalent ounce(b) sold(c)	$1,614	$1,599	$1,624	$1,539

(a)	Results for the three and six months ended June 30, 2023 and 2022 are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued and their sale in 2022.

(b)	“Gold equivalent ounces” include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the second quarter and first six months of 2023 was 81.88:1 and 82.85:1, respectively (second quarter and first six months of 2022 – 82.76:1 and 80.36:1, respectively).

(c)	The definition and reconciliation of these non-GAAP financial measures and ratios is included on pages 17 to 21 of this news release. Non-GAAP financial measures and ratios have no standardized meaning under IFRS and therefore, may not be comparable to similar measures presented by other issuers.

(d)	“Capital expenditures from continuing operations” is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows.

(e)	“Average realized gold price per ounce from continuing operations” is defined as gold metal sales from continuing operations divided by total gold ounces sold from continuing operations.

(f)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.

(g)	“Attributable all-in cost” includes Kinross’ share of Manh Choh (70%) costs.

The following operating and financial results are based on second-quarter gold equivalent production:

Production: Kinross produced 555,036 Au eq. oz. in Q2 2023 from continuing operations, compared with 453,978 Au eq. oz. in Q2 2022. The 22% year-over-year increase was primarily attributable to higher production at La Coipa, and higher grades and recoveries at Paracatu and Tasiast.

Average realized gold price: The average realized gold price from continuing operations in Q2 2023 was $1,976 per ounce, compared with $1,872 per ounce in Q2 2022.

Revenue: During the second quarter, revenue from continuing operations increased to $1,092.3 million, compared with $821.5 million during Q2 2022. The 33% increase is due to an increase in gold equivalent ounces sold and an increase in average realized gold price.

Production cost of sales: Production cost of sales1 from continuing operations per Au eq. oz. sold was $900 for the quarter, compared with $1,027 in Q2 2022. The 12% decrease was primarily due to the increase in gold equivalent ounces sold.

Production cost of sales from continuing operations per Au oz. sold2 on a by-product basis was $845 in Q2 2023, compared with $1,018 in Q2 2022, based on gold sales of 525,921 ounces and silver sales of 2,214,686 ounces.

p. 3 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Margins3: Kinross’ margin from continuing operations per Au eq. oz. sold increased to $1,076 for Q2 2023, compared with the Q2 2022 margin of $845.

All-in sustaining cost2: All-in sustaining cost from continuing operations per Au eq. oz. sold was $1,296 in Q2 2023, compared with $1,341 in Q2 2022.

In Q2 2023, all-in sustaining cost from continuing operations per Au oz. sold on a by-product basis was $1,262, compared with $1,335 in Q2 2022.

Operating cash flow: Operating cash flow from continuing operations4 was $528.6 million for Q2 2023, compared with $257.1 million for Q2 2022.

Adjusted operating cash flow from continuing operations2 increased to $459.1 million in Q2 2023, compared with $251.9 million for Q2 2022.

Free cash flow2: Free cash flow from continuing operations in Q2 2023 was $246.7 million, compared with $107.7 million in Q2 2022.

Earnings: Reported net earnings5 from continuing operations was $151.0 million, or $0.12 per share for Q2 2023, compared with reported net loss of $9.3 million, or $0.01 per share, for Q2 2022. The increase in reported net earnings was mainly due to the increase in margins.

Adjusted net earnings from continuing operations2,6 was $167.6 million, or $0.14 per share, for Q2 2023, compared with $37.4 million, or $0.03 per share, for Q2 2022.

Capital expenditures: Capital expenditures from continuing operations increased to $281.9 million for Q2 2023, compared with $149.4 million for Q2 2022, primarily due to an increase in capital stripping at Tasiast, Fort Knox and Bald Mountain and development activities at Manh Choh.

Balance sheet

As of June 30, 2023, Kinross had cash and cash equivalents of $478.4 million, compared with $418.1 million at December 31, 2022.

During the quarter, the Company repaid $200.0 million on its revolving credit facility and $20.0 million of scheduled principal payments on its Tasiast Loan. On July 5, 2023, Kinross completed a $500.0 million offering of debt securities and will use the net proceeds towards the redemption of all of the outstanding Senior Notes due March 15, 2024, on August 10, 2023.

In connection with the divestiture of its Russian assets in 2022, the Company has received $40.0 million during the quarter. All proceeds from the sale have now been received.

The Company had available credit8 of approximately $1.5 billion and total liquidity7 of approximately $1.9 billion as of June 30, 2023.

Return of capital

As part of its continuing quarterly dividend program, the Company declared a dividend of $0.03 per common share payable on September 8, 2023, to shareholders of record as of August 24, 2023.

In accordance with the parameters of the share buyback program, Kinross has paused share repurchases to prioritize debt reduction in the near term. Going forward, the Company will continue to assess its capital allocation priorities dependent on market conditions and other relevant factors.

8 “Available credit” is defined as available credit under the Company’s credit facilities and is calculated in Section 6 – Liquidity and Capital Resources of Kinross’ MD&A for the three and six months ended June 30, 2023.

p. 4 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Operating results

Mine-by-mine summaries for 2023 second-quarter operating results may be found on pages 12 and 16 of this news release. Across the portfolio, all projects are on plan and met quarterly production targets. Highlights include the following:

Tasiast had another strong quarter and achieved record quarterly production and sales, largely due to strong grades and recoveries. Production was higher compared with the first quarter primarily due to higher throughputs after the planned shutdown in February, and as the operation continues its commissioning and ramp-ups to the sustained 24k tonnes per day (t/d). Production was higher year-over-year mainly due to improved recoveries and an increase in mill grades as mining has moved to the higher-grade section of West Branch 4. Cost of sales per ounce sold was lower quarter-over-quarter and year-over-year due to the increase in production.

Paracatu performed well during the quarter, with an increase in quarterly production driven by strong grades and recoveries, which contributed to the lower cost of sales per ounce sold. Year-over-year, production increased due to stronger grades and cost of sales per ounce sold decreased mainly due to the increased production.

At La Coipa, production was higher quarter-over-quarter mainly due to the planned mill shutdown in the first quarter to increase mill reliability and sustain higher throughput levels, partially offset by lower grades and recoveries. Year-over-year production was higher as the mill ramped up over the course of last year. Production cost of sales per ounce sold was lower than both comparable periods due to the increase in production.

At Fort Knox, production was higher compared with the previous quarter mainly due to an increase in mill throughput and higher grades. Year-over-year production decreased primarily as a result of fewer tonnes placed on the Barnes Creek heap leach facility, partially offset by higher grades. Cost of sales per ounce sold was largely in line quarter-over-quarter and year-over-year.

At Round Mountain, production decreased slightly compared with the previous quarter mainly due to lower grades and recoveries. Year-over-year production increased slightly, largely due to an increase in tonnes placed on the heap leach pads. Cost of sales per ounce sold was lower quarter-over-quarter mainly due to an increase in ounces stacked on the heap leach pads, and largely in line year-over-year.

At Bald Mountain, production was higher quarter-over-quarter primarily due to an increase in ounces recovered from the heap leach pads, partially offset by lower grades. Year-over-year production was lower as a result of fewer tonnes placed on the heap leach pads and lower grades. Cost of sales per ounce sold was slightly higher quarter-over-quarter due to higher maintenance costs, and year-over-year due to lower production. Following the unprecedented winter snowfall, mining rates have ramped up and Bald Mountain remains on target for full-year production.

Development projects and exploration update

Tasiast

Tasiast 24k construction and initial commissioning is now complete, on schedule and on budget. The successful tie-in of the new pre-classification circuit was completed in June, all components of the 24k project are in operation with the ramp-up process underway. The process plant has regularly achieved the designed 24,000 t/d throughput for sustained periods of time. The operation is expected to ramp-up for the balance of the year to consistently achieve 24,000 t/d (average) on an annual basis.

The 34MW Tasiast solar power plant continues to advance and is on schedule for completion by the end of the year. Civil works are nearly complete and mechanical works are well advanced with a focus on the installation of the photovoltaic modules. Electrical works are underway and planning for commissioning has begun.

p. 5 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Great Bear

The Company continues to make excellent progress at the Great Bear project in Red Lake, Ontario. In the second quarter, Kinross drilled approximately 56,000 metres as part of its robust exploration and infill drilling program. Kinross’ focus this year is on inferred drilling in the area half a kilometre to one kilometre below surface. This work will be complemented by exploration drilling along strike of the LP Fault zone and around the Hinge and Limb zones that have seen little exploration drilling for new mineralization beyond the known zones, with the goal of further delineating the deposit at depth as well as adding inferred resource ounces. Drilling-to-date has demonstrated potential for a meaningful increase in the underground resource and Kinross expects to declare a resource update as part of its year-end results.

Since its last update on May 9, 2023, the Company has received additional assay results, with a selection of the new results from targets at the LP Fault zone highlighted in the table below. Notable exploration results at Great Bear in the second quarter include:

1.	BR-805 (Yauro) – 6.7 m @ 19.31 g/t at a vertical depth of 730m*
2.	BR-796 (Yuma) – 4.6m @ 5.7 g/t at a vertical depth of 860m
3.	BR-769A (Yauro) – 3.4m @ 4.2 g/t at a vertical depth of 540m
4.	BR-804 (Yauro) – 3.8m @ 8.4 g/t, at a vertical depth of 745m

Results-to-date continue to support the view of a high-grade deposit that underpins the prospect of a large, long-life mining complex with the recent results continuing to demonstrate the high-grade nature of the mineralization. Holes BR-805, BR-769A and BR-804 show the potential for continued resource growth at Yauro below the existing mineral resource. Hole BR-796 intercepted 4.6m @ 5.7 g/t at a depth of 860m at Yuma, demonstrating the continuity of the LP Fault zone between 500 and 1,000 metres.

The Company recently began using directional core drilling at Great Bear, which allows multiple drill holes to branch off from a single pilot hole. This decreases the amount of drilling required to reach deep targets, thereby reducing costs, improving productivity, and enabling the precise targeting of the resource from different angles. Initial trials earlier this year were highly successful, and the system is now being used on 6 of the 11 drills on site to target the LP Fault and Hinge zones.

The Company is also progressing studies and permitting for an advanced exploration program that would establish an underground decline to obtain a bulk sample and allow for more efficient exploration of deeper areas of the LP Fault zone, along with the nearby Hinge and Limb gold zones. Feasibility level engineering for advanced exploration infrastructure is approximately 70% complete, including geophysics and soils geotechnical drilling, and the procurement process for long-lead items such as the camp, power infrastructure and water treatment plant has been initiated.

Further, on July 19th, the Company together with the Wabauskang and Lac Seul First Nations signed an updated Advanced Exploration Agreement (the “AEX Agreement”), which replaces the existing Exploration Agreement. The AEX Agreement is designed to better reflect the changing nature of project activities in anticipation of the development of the underground decline. The AEX Agreement also reflects the importance of building positive and strong relationships through meaningful dialogue and consultation and continues the process of strengthening our partnership. Kinross is targeting a potential start of the surface construction for the advanced exploration program in 2024, subject to receipt of permits.

Chief Bill Petiquan, Wabauskang First Nation, said: “Through the sands of time there was foretold that a future of prosperity would come for our people. A time prepared in life this day would come. For centuries past, the hidden future is now being told. Our destiny has arrived. Today we stand with Kinross as Brothers, it is written in the wind. We will walk the same path the Creator left us.”

Chief Clifford Bull, Lac Seul First Nation, said: “This Advanced Exploration Agreement marks an important milestone in our relationship with Kinross. We are pleased to welcome Kinross into our territory. We look forward to building a strong relationship based on shared prosperity and respect for all of Creation.”

p. 6 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

For the main project, Kinross continues to advance technical studies, including engineering and field testwork campaigns, with plans to release the results of this work in the form of a preliminary economic assessment in 2024. Metallurgical testwork is underway, as well as geochemical work that includes static testing, humidity cells, column testing, tailings residue sampling and field leach barrels. An extensive field bedrock and soils geotechnical drilling and testing program is planned to kickoff in August.

A comprehensive baseline study program encompassing air, noise, hydrogeology, geochemistry, archeology, water quality and a number of other metrics is progressing well. There are over 60 water monitoring wells installed around the site, as well as 25 surface water stations and 11 hydrometric stations which together enable understanding of the water quality and flow of water in and around the site. Permitting activities are progressing well, including pre-submission engagement with the Impact Assessment Agency of Canada (IAAC) in preparation for the Initial Project Description submission.

*Note: Hole BR-805 is considered a partial result as some assay results from this drill hole remain pending.

View an interactive 3D model of the Great Bear project: https://vrify.com/decks/13856?slide=278491

Selected Great Bear Drill Results

See Appendix A for full results.

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-769A		701.00	713.60	12.60	10.33	0.73	Yauro
BR-769A	and	721.30	740.50	19.20	12.67	1.76
BR-769A	including	734.80	739.15	4.35	3.35	4.18
BR-769A	and	773.20	777.00	3.80	3.08	0.41
BR-796		1,048.75	1,056.00	7.25	6.60	0.53	Yuma
BR-796	and	1,072.00	1,078.75	6.75	4.66	0.46
BR-796	and	1,106.00	1,111.95	5.95	4.64	5.71
BR-796	including	1,109.35	1,110.65	1.30	0.96	23.87
BR-804		563.10	567.25	4.15	2.95	0.64	Yauro
BR-804	and	575.75	586.10	10.35	9.00	0.61
BR-804	and	659.00	663.00	4.00	3.44	0.47
BR-804	and	721.80	731.80	10.00	7.70	0.93
BR-804	and	756.00	765.00	9.00	8.28	1.11
BR-804	and	889.10	892.10	3.00	2.64	0.92
BR-804	and	938.00	941.90	3.90	3.47	2.28
BR-804	and	1,022.85	1,028.00	5.15	3.76	8.38
BR-804	including	1,025.00	1,026.90	1.90	1.46	21.93
BR-804	and	1,115.35	1,124.05	8.70	6.61	1.18
BR-805		543.70	549.55	5.85	4.45	0.53	Yauro
BR-805	and	556.80	560.90	4.10	3.32	0.50
BR-805	and	718.80	722.40	3.60	3.13	1.10
BR-805	and	792.35	834.50	42.15	36.25	4.52
BR-805	including	826.00	834.50	8.50	6.72	19.31
BR-805	and	923.30	926.85	3.55	2.80	0.57

p. 7 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

BR-805	and	941.00	949.30	8.30	6.14	0.54
BR-805	and	961.60	970.00	8.40	7.06	0.51
BR-805	and	993.90	1,005.00	11.10	8.88	2.35
BR-805	including	993.90	994.70	0.80	0.64	26.40
BR-805	and	1,015.00	1,020.00	5.00	4.40	0.92
BR-812		612.40	616.00	3.60	3.13	0.68	Yauro
BR-812	and	623.90	628.25	4.35	3.31	5.48
BR-812	including	623.90	627.35	3.45	2.93	6.47
BR-812	and	871.25	886.75	15.50	12.09	0.49
BR-812	and	901.35	908.50	7.15	5.08	1.60
BR-821		995.30	996.00	0.70	0.60	57.00	Yauro
BR-821	and	1,023.00	1,035.10	12.10	11.13	1.13
BR-821	and	1,053.40	1,057.80	4.40	2.95	0.38
BR-821	and	1,066.00	1,075.70	9.70	6.89	1.43
BR-821	including	1,072.70	1,075.70	3.00	1.95	3.06
BR-821	and	1,157.15	1,160.60	3.45	2.52	8.21
BR-821	including	1,159.25	1,159.75	0.50	0.45	53.40
BR-821	and	1,175.30	1,187.50	12.20	8.05	0.88

Results are preliminary in nature and are subject to on-going QA/QC. Lengths are subject to rounding.

See Appendix B for a LP Fault zone long section.

Manh Choh

At the 70%-owned Manh Choh project, activities remain on schedule and on budget, and the mine’s key operating permits were received in May. Construction activities at the mine area have commenced and continue to ramp-up with the mobilization of the mining business partner and construction companies to install the site facilities. Contracting and procurement activities are now complete for the Manh Choh site. Construction activities have commenced on the mill modifications at Fort Knox, where the Manh Choh ore will be processed. The Kinross operations team is now fully staffed while onboarding of key business partners to support the mining and ore transport is ongoing. As a key priority, all parties remain focused on local hiring and training opportunities to support the local towns and villages including long-term skills for individuals after mining concludes at Manh Choh.

The Company announced on July 27, 2022, that it was proceeding with the Manh Choh project as the operator of the joint venture. Initial production from Manh Choh is expected in the second half of 2024 and is expected to add approximately 640,000 attributable Au eq. oz. to the Company’s production profile over its approximately 4.5 year life-of-mine. Including Manh Choh, the Company expects to produce an average of approximately 400,000 attributable Au eq. oz. per year from 2024 to 2027 from its Alaskan assets.

Round Mountain and Gold Hill exploration and studies

At Round Mountain, the Company has completed Phase W1 and is continuing to mine Phase W2 while progressing optimization work on Phase S open pit and focusing on exploration and studies of the underground options at Phase X and Gold Hill.

The recent optimization work at Phase S has shown positive initial results, reducing the capital spend and strip ratio and improving economics. The Company will continue to study Phase S, and the associated ounces remain in reserves for potential future mining.

Construction of the Phase X exploration decline is progressing well, with 350 metres developed so far, and remains on plan to start definition drilling in early 2024.

p. 8 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

View a Phase X animation here: https://youtu.be/d3aYE5sFIIQ

In terms of sequencing, Round Mountain could potentially transition open pit mining from Phase W2 to Phase S while developing and ramping up the Phase X underground, which could then be concurrently exploited with Phase S in the second half of the decade. Gold Hill underground development could follow Phase X, adding higher grade mill feed to supplement production from Phase S and Phase X towards the end of the decade.

The Gold Hill exploration 2023 drill program tested continuity within the mid-Atlantic vein zone and confirmed an 800m west strike extension with multiple high-grade intercepts within the Jersey vein zone.

Top Jersey vein zone intercepts

•	D-1195 – 2.1m @ 41.5 g/t Au-eq (400m strike extension)
•	D-1195 – 2.3m @ 20.4 g/t Au-eq (400m strike extension)
•	D-1194 – 1.9m @ 29.8 g/t Au-eq, new high grade in critical area
•	D-1196 – 1.9m @ 6.1 g/t Au-eq (800m strike extension)

The new strike extensions, including the best intercept received to date in hole D-1195, demonstrate this robust system continues and still remains open to the west at depth.

Chile

Kinross’ activities in Chile are currently focused on La Coipa and potential opportunities to extend its mine life. The Lobo-Marte project continues to provide optionality as a potential large, low-cost mine upon the conclusion of mining at La Coipa. While the Company focuses its technical resources on La Coipa, it will continue to engage and build relationships with communities related to Lobo-Marte and government stakeholders.

Curlew Basin exploration

At the Curlew Basin exploration project in Washington State, underground exploration drill results continue to confirm vein extensions and continuity within high priority target areas. Exploration drilling will continue throughout the third quarter with the aim to build on the resource through proximal growth and to test the area of upside potential.

The top three significant intercepts (of 72) received during the quarter include:

•	K5 (1148) – 2.2m @ 41.3 g/t Au
•	K5 (1403) – 6.8m @ 9.1 g/t Au including 3.1 @ 14.7 g/t Au
•	K5 (1410) – 4.5m @ 10.8 g/t Au

Results-to-date demonstrate thicker intervals of mineralization and are adding volume in key portions of the system. Hole 1148, which represents the best Curlew intercept in 10 years, tested the southern edge of K5 and documented a major change in vein orientation, resulting in a new open zone of higher-grade veins. Previous tests of K5-South from surface showed the zone had limited growth potential, and now this intercept and follow-up drilling unlock a new search space. Year-after-year, exploration continues to define new veins, proving the thesis there is more to explore within the entire Curlew Basin.

Company Guidance

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 26.

The Company is on track to meet its 2023 production guidance of 2.1 million Au eq. oz. (+/- 5%). Production increased in the second quarter, as planned, and is expected to remain strong for the remainder of 2023. Kinross’ annual production is expected to remain stable in 2024 and 2025 at 2.1 million and 2.0 million attributable9 Au eq. oz. (+/- 5%), respectively.

9 Attributable production guidance includes Kinross’ share of Manh Choh (70%) production.

p. 9 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The Company is also on track to meet its 2023 guidance for production cost of sales, all-in sustaining cost and attributable10 capital expenditures.

Organizational update

To support the ongoing success of its global projects and organic growth, Kinross is expanding on the changes to its Senior Leadership Team (SLT) announced last year, which created an enhanced focus on the technical and operational aspects of the business.

Technical services will be divided into two separate Senior Leadership Team roles - a Senior Vice President of Technical Services and a Senior Vice President of Global Projects, both of which will report to the President and CEO. This will further facilitate hands-on senior level, dedicated oversight and focused support of Kinross’ operations and projects. These changes are expected to create organizational efficiencies and unlock the full potential of Kinross’ existing assets and organic growth related to major development projects.

As such, Ned Jalil, currently Senior Vice President and Chief Technical Officer has decided to depart Kinross to pursue other opportunities and will remain in a transitionary role until the end of August. Kinross thanks Ned for his contributions to Kinross over the years.

William Dunford will assume the role of Senior Vice President, Technical Services. Since joining Kinross more than 16 years ago, William has held increasingly senior technical and operational roles, including as the General Manager of Kupol prior to its sale last year, and is currently the Vice President, Mining Operations, overseeing Kinross’ Mine Planning, Geotechnical, Strategic Business Planning, Maintenance, Continuous Improvement, and Business Performance Management functions. William’s combination of technical, operational, site and corporate experience will be an asset in this position. The Company is recruiting for the Senior Vice President, Global Projects role.

Environment, Social and Governance (ESG) update

Kinross published its third annual Climate Report, providing comprehensive climate-related disclosures and the Company’s greenhouse gas (GHG) emissions data for 2022. The Report outlines the Company’s progress towards meeting the goals of the United Nations Framework Convention on Climate Change (UNFCCC) Paris Agreement. It also details Kinross’ Climate Change Strategy, which aims to reduce Scope 1 and Scope 2 GHG emissions intensity per ounce produced by 30% by 2030 over the 2021 baseline and achieve net-zero GHG emissions by 2050. Click here to access the Climate Report: https://www.kinross.com/2022-Climate-Report

As detailed in the Report, the Company advanced its multi-faceted Climate Change Strategy in 2022 structured on five key focus areas, which includes growing the role of renewable energy in Kinross’ overall energy portfolio. For example, at the Tasiast solar plant, the project, which is nearing completion, is expected to provide annualized fuel savings of 17 million litres of heavy oil, with a payback of less than five years. This translates into an 18% reduction of GHG emissions from the power plant over life of mine. Annualized GHG emissions reductions are estimated at 50 kilotonnes CO2e, and henceforth 22.5% of Tasiast’s energy generation will be from renewable sources.

Kinross has been reporting on climate-related data since 2005 and began reporting in alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) in 2020 with its inaugural Climate Report. The Climate Report follows the recommended TCFD framework, providing investors and broader stakeholders with timely information about Kinross’ global efforts to address climate change and manage climate-related risks to its business.

10 Attributable capital expenditure guidance includes Kinross’ share of Manh Choh (70%) capital expenditures.

p. 10 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Conference call details

In connection with this news release, Kinross will hold a conference call and audio webcast on Thursday, August 3, 2023, at 8:00 a.m. ET to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – 1 (888) 330-2446; Passcode: 4915537

Outside of Canada & US – 1 (240) 789-2732; Passcode: 4915537

Replay (available up to 14 days after the call):

Canada & US toll-free – 1-800-770-2030; Passcode: 4915537

Outside of Canada & US – 1-647-362-9199; Passcode: 4915537

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

This release should be read in conjunction with Kinross’ 2023 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2023 second-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished with the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Victoria Barrington

Senior Director, Corporate Communications

phone: 647-788-4153

victoria.barrington@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

p. 11 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Review of operations

Three months ended June 30, (unaudited)	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2023	2022	2023	2022	2023	2022	2023	2022
Tasiast	157,844	129,140	152,564	114,064	$99.5	$93.3	$652	$818
Paracatu	164,243	129,423	163,889	133,472	135.2	129.6	825	971
La Coipa	66,744	7,414	67,378	7,099	43.6	5.6	647	789

Fort Knox	69,438	77,184	69,206	77,698	79.3	92.6	1,146	1,192
Round Mountain	57,446	56,709	57,412	51,455	85.5	74.8	1,489	1,454
Bald Mountain	39,321	54,108	42,181	54,472	54.5	54.5	1,292	1,001
United States Total	166,205	188,001	168,799	183,625	219.3	221.9	1,299	1,208

Maricunga	-	-	339	818	0.3	0.4	885	489

Continuing Operations Total	555,036	453,978	552,969	439,078	497.9	450.8	900	1,027

Discontinued Operations
Kupol	-	73,265	-	36,358	-	18.4	$-	$506
Chirano (100%)	-	33,609	-	36,995	-	59.3	-	1,603
	-	106,874	-	73,353	-	77.7

Six months ended June 30, (unaudited)	Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2023	2022	2023	2022	2023	2022	2023	2022
Tasiast	288,889	262,835	281,043	244,259	$187.9	$189.1	$669	$774
Paracatu	287,577	237,432	292,233	235,358	253.2	236.2	866	1,004
La Coipa	120,340	7,938	129,158	7,099	88.5	5.6	685	789

Fort Knox	134,825	131,987	134,610	130,511	156.9	160.0	1,166	1,226
Round Mountain	116,278	102,028	115,638	98,414	182.0	127.1	1,574	1,291
Bald Mountain	73,149	90,179	89,464	95,489	112.5	94.8	1,257	993
United States Total	324,252	324,194	339,712	324,414	451.4	381.9	1,329	1,177

Maricunga	-	-	1,153	1,676	0.8	1.1	694	656

Continuing Operations Total	1,021,058	832,399	1,043,299	812,806	981.8	813.9	941	1,001

Discontinued Operations
Kupol	-	169,156	-	122,295	-	83.8	-	685
Chirano (100%)	-	68,538	-	72,805	-	106.9	-	1,468
	-	237,694	-	195,100	-	190.7

p. 12 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Interim condensed consolidated balance sheets

(unaudited, expressed in millions of U.S. dollars, except share amounts)

	As at
	June 30,	December 31,
	2023	2022
Assets
Current assets
Cash and cash equivalents	$478.4	$418.1
Restricted cash	8.7	10.1
Accounts receivable and other assets	240.2	318.2
Current income tax recoverable	5.5	8.5
Inventories	1,189.3	1,072.2
Unrealized fair value of derivative assets	16.9	25.5
	1,939.0	1,852.6
Non-current assets
Property, plant and equipment	7,815.4	7,741.4
Long-term investments	89.4	116.9
Other long-term assets	696.4	680.9
Deferred tax assets	6.5	4.6
Total assets	$10,546.7	$10,396.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$556.4	$550.0
Current income tax payable	71.8	89.4
Current portion of long-term debt and credit facilities	531.5	36.0
Current portion of provisions	53.4	50.8
Other current liabilities	19.8	25.3
	1,232.9	751.5
Non-current liabilities
Long-term debt and credit facilities	1,943.9	2,556.9
Provisions	806.1	755.9
Long-term lease liabilities	19.5	23.1
Other long-term liabilities	133.3	125.3
Deferred tax liabilities	320.8	301.5
Total liabilities	$4,456.5	$4,514.2

Equity
Common shareholders' equity
Common share capital	$4,480.2	$4,449.5
Contributed surplus	10,643.1	10,667.5
Accumulated deficit	(9,084.1)	(9,251.6)
Accumulated other comprehensive income (loss)	(41.4)	(41.7)
Total common shareholders' equity	5,997.8	5,823.7
Non-controlling interests	92.4	58.5
Total equity	6,090.2	5,882.2
Total liabilities and equity	$10,546.7	$10,396.4

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,227,579,280	1,221,891,341

p. 13 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of operations

(unaudited, expressed in millions of U.S. dollars, except share and per share amounts)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Revenue
Metal sales	$1,092.3	$821.5	$2,021.6	$1,522.4

Cost of sales
Production cost of sales	497.9	450.8	981.8	813.9
Depreciation, depletion and amortization	239.3	180.5	451.2	347.0
Total cost of sales	737.2	631.3	1,433.0	1,160.9
Gross profit	355.1	190.2	588.6	361.5
Other operating expense	36.0	56.3	67.2	71.5
Exploration and business development	49.3	39.9	83.3	63.3
General and administrative	32.0	30.0	56.4	60.2
Operating earnings	237.8	64.0	381.7	166.5
Other (expense) income - net	(10.4)	0.7	(6.0)	(6.0)
Finance income	11.5	2.0	20.9	4.2
Finance expense	(26.0)	(23.5)	(53.5)	(44.7)
Earnings from continuing operations before tax	212.9	43.2	343.1	120.0
Income tax expense - net	(62.0)	(52.7)	(101.8)	(48.2)
Earnings (loss) from continuing operations after tax	150.9	(9.5)	241.3	71.8
Loss from discontinued operations after tax	-	(30.3)	-	(635.5)
Net earnings (loss)	$150.9	$(39.8)	$241.3	$(563.7)
Net earnings (loss) from continuing operations attributable to:
Non-controlling interests	$(0.1)	$(0.2)	$0.1	$(0.2)
Common shareholders	$151.0	$(9.3)	$241.2	$72.0
Net earnings (loss) from discontinued operations attributable to:
Non-controlling interests	$-	$0.7	$-	$0.6
Common shareholders	$-	$(31.0)	$-	$(636.1)
Net earnings (loss) attributable to:
Non-controlling interests	$(0.1)	$0.5	$0.1	$0.4
Common shareholders	$151.0	$(40.3)	$241.2	$(564.1)
Earnings (loss) per share from continuing operations attributable to common shareholders
Basic	$0.12	$(0.01)	$0.20	$0.06
Diluted	$0.12	$(0.01)	$0.20	$0.06
Earnings (loss) per share from discontinued operations attributable to common shareholders	$-	$(0.02)	$-	$(0.50)
Basic	$-	$(0.02)	$-	$(0.50)
Diluted
Earnings (loss) per share attributable to common shareholders
Basic	$0.12	$(0.03)	$0.20	$(0.44)
Diluted	$0.12	$(0.03)	$0.20	$(0.44)

p. 14 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Interim condensed consolidated statements of cash flows

(unaudited, expressed in millions of U.S. dollars)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2023	2022	2023	2022
Net inflow (outflow) of cash related to the following activities:
Operating:
Earnings (loss) from continuing operations after tax	$150.9	$(9.5)	$241.3	$71.8
Adjustments to reconcile net earnings (loss) from continuing operations to net cash provided from operating activities:
Depreciation, depletion and amortization	239.3	180.5	451.2	347.0
Share-based compensation expense	2.0	3.0	1.4	6.0
Finance expense	26.0	23.5	53.5	44.7
Deferred tax expense (recovery)	9.7	14.8	18.7	(2.1)
Foreign exchange losses and other	31.2	5.9	21.8	9.7
Reclamation expense	-	33.7	4.0	23.9
Changes in operating assets and liabilities:
Accounts receivable and other assets	42.2	14.3	87.6	62.6
Inventories	(39.9)	(63.1)	(83.1)	(152.4)
Accounts payable and accrued liabilities	91.2	78.9	85.4	51.1
Cash flow provided from operating activities	552.6	282.0	881.8	462.3
Income taxes paid	(24.0)	(24.9)	(94.2)	(107.3)
Net cash flow of continuing operations provided from operating activities	528.6	257.1	787.6	355.0
Net cash flow of discontinued operations (used in) provided from operating activities	-	(49.2)	-	49.2
Investing:
Additions to property, plant and equipment	(281.9)	(149.4)	(503.1)	(250.1)
Interest paid capitalized to property, plant and equipment	(8.5)	(5.6)	(46.8)	(16.2)
Acquisitions net of cash acquired	-	-	-	(1,027.5)
Net (additions) disposals to long-term investments and other assets	(10.4)	(20.2)	4.9	(34.1)
Decrease (increase) in restricted cash - net	2.2	0.6	1.4	(1.1)
Interest received and other - net	4.2	3.6	6.9	4.7
Net cash flow of continuing operations used in investing activities	(294.4)	(171.0)	(536.7)	(1,324.3)
Net cash flow of discontinued operations provided from investing activities	40.0	269.9	45.0	252.9
Financing:
Proceeds from drawdown of debt	-	-	100.0	1,097.6
Repayment of debt	(220.0)	(120.0)	(220.0)	(120.0)
Interest paid	(2.3)	(0.9)	(26.5)	(25.6)
Payment of lease liabilities	(5.6)	(5.7)	(21.1)	(11.1)
Dividends paid to common shareholders	(36.9)	(39.0)	(73.7)	(77.9)
Other - net	(2.9)	2.9	4.3	8.8
Net cash flow of continuing operations (used in) provided from financing activities	(267.7)	(162.7)	(237.0)	871.8
Net cash flow of discontinued operations provided from financing activities	-	-	-	-
Effect of exchange rate changes on cash and cash equivalents of continuing operations	0.9	(0.4)	1.4	(0.4)
Effect of exchange rate changes on cash and cash equivalents of discontinued operations	-	5.7	-	1.9
Increase in cash and cash equivalents	7.4	149.4	60.3	206.1
Cash and cash equivalents, beginning of period	471.0	454.2	418.1	531.5
Cash and cash equivalents of assets held for sale, beginning of period	-	134.0	-	-
Reclassified to assets held for sale	-	(18.5)	-	(18.5)
Cash and cash equivalents, end of period	$478.4	$719.1	$478.4	$719.1

p. 15 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

	Operating Summary
	Mine	Period	Tonnes Ore Mined	Ore Processed (Milled)	Ore Processed (Heap Leach)	Grade (Mill)	Grade (Heap Leach)	Recovery (a)(d)	Gold Eq Production(b)	Gold Eq Sales(b)	Production cost of sales	Production cost of sales/oz(c)	Cap Ex - sustaining(e)	Total Cap Ex (e)	DD&A
			('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($millions)	($/ounce)	($millions)	($millions)	($millions)
West Africa	Tasiast	Q2 2023	1,688	1,663	-	3.25	-	93%	157,844	152,564	$99.5	$652	$9.1	$81.9	$58.6
		Q1 2023	1,690	1,208	-	3.49	-	91%	131,045	128,479	$88.4	$688	$14.6	$64.6	$46.2
		Q4 2022	3,737	1,627	-	3.21	-	90%	143,002	147,019	$96.2	$654	$38.3	$90.3	$48.7
		Q3 2022	4,437	1,741	-	2.72	-	89%	132,754	128,014	$94.8	$741	$3.6	$33.4	$58.0
		Q2 2022	3,053	1,680	-	2.51	-	89%	129,140	114,064	$93.3	$818	$6.7	$24.3	$56.4
Americas	Paracatu	Q2 2023	14,199	15,104	-	0.42	-	80%	164,243	163,889	$135.2	$825	$39.7	$39.7	$49.8
		Q1 2023	8,056	15,130	-	0.37	-	79%	123,334	128,344	$118.0	$919	$27.8	$27.8	$40.4
		Q4 2022	13,324	13,847	-	0.50	-	81%	180,809	183,190	$130.3	$711	$43.9	$43.9	$52.7
		Q3 2022	11,752	13,797	-	0.45	-	79%	159,113	152,616	$131.1	$859	$33.6	$33.6	$47.2
		Q2 2022	11,011	15,133	-	0.35	-	75%	129,423	133,472	$129.6	$971	$31.2	$31.2	$46.0
	La Coipa(f)	Q2 2023	869	971	-	1.62	-	81%	66,744	67,378	$43.6	$647	$19.9	$23.3	$48.3
		Q1 2023	748	691	-	1.68	-	88%	53,596	61,780	$44.9	$727	$1.6	$25.4	$36.4
		Q4 2022	1,047	933	-	1.47	-	84%	67,683	68,135	$39.4	$578	$2.6	$46.0	$25.6
		Q3 2022	1,079	637	-	1.19	-	83%	33,955	24,681	$12.1	$490	$2.9	$34.7	$-
		Q2 2022	550	321	-	0.74	-	69%	7,414	7,099	$5.6	$789	$1.6	$39.0	$-
	Fort Knox	Q2 2023	7,624	2,075	6,837	0.82	0.24	82%	69,438	69,206	$79.3	$1,146	$52.1	$58.2	$22.1
		Q1 2023	7,412	1,966	5,972	0.78	0.22	82%	65,387	65,404	$77.6	$1,186	$38.6	$39.1	$18.6
		Q4 2022	12,205	2,395	11,454	0.69	0.20	79%	83,739	87,061	$102.1	$1,173	$34.4	$39.1	$40.9
		Q3 2022	15,547	2,477	13,120	0.71	0.21	80%	75,522	74,221	$88.6	$1,194	$30.5	$31.0	$21.8
		Q2 2022	14,591	2,260	12,785	0.72	0.19	81%	77,184	77,698	$92.6	$1,192	$12.1	$13.1	$26.1
	Round Mountain	Q2 2023	10,496	1,021	10,028	0.67	0.35	76%	57,446	57,412	$85.5	$1,489	$10.5	$10.5	$33.5
		Q1 2023	5,019	878	4,367	0.81	0.44	79%	58,832	58,226	$96.5	$1,657	$7.4	$7.4	$34.6
		Q4 2022	5,177	962	4,772	0.74	0.36	74%	61,929	67,484	$95.1	$1,409	$41.1	$41.1	$19.1
		Q3 2022	8,856	1,021	8,336	0.64	0.27	79%	62,417	61,757	$87.0	$1,409	$24.7	$24.7	$17.6
		Q2 2022	6,702	945	6,515	0.67	0.32	78%	56,709	51,455	$74.8	$1,454	$20.5	$20.6	$11.7
	Bald Mountain	Q2 2023	4,142	-	4,119	-	0.42	nm	39,321	42,181	$54.5	$1,292	$16.5	$31.4	$25.6
		Q1 2023	1,864	-	1,857	-	0.47	nm	33,828	47,283	$58.0	$1,227	$6.1	$25.2	$33.9
		Q4 2022	3,002	-	2,957	-	0.37	nm	58,521	66,847	$62.8	$939	$17.2	$37.4	$63.4
		Q3 2022	4,152	-	4,152	-	0.37	nm	65,394	52,472	$51.2	$976	$10.4	$28.2	$39.1
		Q2 2022	4,945	-	4,945	-	0.60	nm	54,108	54,472	$54.5	$1,001	$5.0	$16.2	$38.4

(a)	Due to the nature of heap leach operations, recovery rates at Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox and Round Mountain represent mill recovery only.
(b)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q2 2023: 81.88:1; Q1 2023: 83.82:1; Q4 2022: 81.88:1; Q3 2022: 89.91:1; Q2 2022: 82.77:1.
(c)	“Production cost of sales per equivalent ounce sold” is defined as production cost of sales divided by total gold equivalent ounces sold from continuing operations.
(d)	"nm" means not meaningful.
(e)	"Total Cap Ex" is as reported as “Additions to property, plant and equipment” on the interim condensed consolidated statements of cash flows. "Capital expenditures - sustaining" is a non-GAAP financial measure. The definition and reconciliation of this non-GAAP financial measure is included on page 21 of this news release.
(f)	La Coipa silver grade and recovery were as follows: Q2 2023: 109.84 g/t, 56%; Q1 2023: 125.77 g/t, 70%; Q4 2022: 137.53 g/t, 68%; Q3 2022: 121.06 g/t, 61%; Q2 2022: 56.04 g/t, 43%.

p. 16 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures and ratios

The Company has included certain non-GAAP financial measures and ratios in this document. These financial measures and ratios are not defined under International Financial Reporting Standards (IFRS) and should not be considered in isolation. The Company believes that these financial measures and ratios, together with financial measures and ratios determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these financial measures and ratios is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These financial measures and ratios are not necessarily standard and therefore may not be comparable to other issuers.

All the non-GAAP financial measures and ratios in this document are from continuing operations and exclude results from the Company’s Chirano and Russian operations due to the classification of these operations as discontinued. As a result of the exclusion of Chirano, the following non-GAAP financial measures and ratios are no longer on an attributable basis, but on a total basis: production cost of sales from continuing operations per ounce sold on a by-product basis and all-in-sustaining cost from continuing operations per equivalent ounce sold and per ounce sold on a by-product basis.

Adjusted net earnings from continuing operations attributable to common shareholders and adjusted net earnings from continuing operations per share are non-GAAP financial measures and ratios which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures and ratios, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings from continuing operations and adjusted net earnings from continuing operations per share measures and ratios are not necessarily indicative of net earnings from continuing operations and earnings per share measures and ratios as determined under IFRS.

The following table provides a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings (loss) from continuing operations for the periods presented:

(unaudited, expressed in millions of U.S dollars,	Three months ended			Six months ended
except per share amounts)	June 30,			June 30,
	2023	2022		2023	2022

Net earnings (loss) from continuing operations attributable to common shareholders - as reported	$151.0	$(9.3)		$241.2	$72.0
Adjusting items:
Foreign exchange losses	10.1	1.7	#	6.3	5.8
Foreign exchange (gains) losses on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	(18.5)	4.2	#	(31.7)	(11.5)
Taxes in respect of prior periods	16.6	5.1	#	28.6	10.8
Reclamation expense	-	33.7	#	4.0	23.9
Other(a)	11.6	1.0	#	10.4	4.5
Tax effects of the above adjustments	(3.2)	1.0	#	(3.6)	0.7
	16.6	46.7		14.0	34.2
Adjusted net earnings from continuing operations attributable to common shareholders	$167.6	$37.4		$255.2	$106.2
Weighted average number of common shares outstanding - Basic	1,227.6	1,299.2		1,226.3	1,282.0
Adjusted net earnings from continuing operations per share	$0.14	$0.03		$0.21	$0.08
Basic earnings (loss) from continuing operations per share attributable to common shareholders - as reported	$0.12	$(0.01)		$0.20	$0.06

(a)	Other includes various impacts, such as one-time costs at sites, and gains and losses on hedges and the sale of assets, which the Company believes are not reflective of the Company’s underlying performance for the reporting period.

Free cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities less additions to property, plant and equipment. The Company believes that this measure, which is used internally to evaluate the Company’s underlying cash generation performance and the ability to repay creditors and return cash to shareholders, provides investors with the ability to better evaluate the Company’s underlying performance. However, the free cash flow from continuing operations measure is not necessarily indicative of operating earnings or net cash flow of continuing operations provided from operating activities as determined under IFRS.

p. 17 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of free cash flow from continuing operations for the periods presented:

	Three months ended		Six months ended
(unaudited, expressed in millions of U.S dollars)	June 30,		June 30,
	2023	2022	2023	2022

Net cash flow of continuing operations provided from operating activities - as reported	$528.6	$257.1	$787.6	$355.0

Less: Additions to property, plant and equipment	(281.9)	(149.4)	(503.1)	(250.1)

Free cash flow from continuing operations	$246.7	$107.7	$284.5	$104.9

Adjusted operating cash flow from continuing operations is a non-GAAP financial measure and is defined as net cash flow of continuing operations provided from operating activities excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments. The Company uses adjusted operating cash flow from continuing operations internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow from continuing operations measure is not necessarily indicative of net cash flow of continuing operations provided from operating activities as determined under IFRS.

The following table provides a reconciliation of adjusted operating cash flow from continuing operations for the periods presented:

	Three months ended		Six months ended
(unaudited, expressed in millions of U.S dollars)	June 30,		June 30,
	2023	2022	2023	2022

Net cash flow of continuing operations provided from operating activities - as reported	$528.6	$257.1	$787.6	$355.0

Adjusting items:
Working capital changes:
Accounts receivable and other assets	(42.2)	(14.3)	(87.6)	(62.6)
Inventories	39.9	63.1	83.1	152.4
Accounts payable and other liabilities, including income taxes paid	(67.2)	(54.0)	8.8	56.2
Total working capital changes	(69.5)	(5.2)	4.3	146.0
Adjusted operating cash flow from continuing operations	$459.1	$251.9	$791.9	$501.0

Production cost of sales from continuing operations per ounce sold on a by-product basis is a non-GAAP ratio which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this ratio provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of production cost of sales from continuing operations per ounce sold on a by-product basis for the periods presented:

(unaudited, expressed in millions of U.S. dollars,	Three months ended		Six months ended
except ounces and production cost of sales per equivalent ounce)	June 30,		June 30,
	2023	2022	2023	2022

Production cost of sales from continuing operations - as reported	$497.9	$450.8	$981.8	$813.9
Less: silver revenue(a)	(53.3)	(9.0)	(108.2)	(13.4)
Production cost of sales from continuing operations net of silver by-product revenue	$444.6	$441.8	$873.6	$800.5

Gold ounces sold from continuing operations	525,921	434,086	987,617	805,421
Total gold equivalent ounces sold from continuing operations	552,969	439,078	1,043,299	812,806
Production cost of sales from continuing operations per equivalent ounce sold(b)	$900	$1,027	$941	$1,001
Production cost of sales from continuing operations per ounce sold on a by-product basis	$845	$1,018	$885	$994

See page 21 for details of the footnotes referenced within the table above.

p. 18 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are non-GAAP financial measures and ratios, as applicable, calculated based on guidance published by the World Gold Council (“WGC”). The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these metrics. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures and ratios presented by the Company may not be comparable to similar measures and ratios presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures and ratios reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production, i.e. a by-product. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs, including capitalized stripping, and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in sustaining cost and attributable all-in cost from continuing operations per ounce sold on a by-product basis are calculated by adjusting production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

	Three months ended		Six months ended
(unaudited, expressed in millions of U.S. dollars,	June 30,		June 30,
except ounces and costs per ounce)	2023	2022	2023	2022

Production cost of sales from continuing operations - as reported	$497.9	$450.8	$981.8	$813.9
Less: silver revenue from continuing operations(a)	(53.3)	(9.0)	(108.2)	(13.4)
Production cost of sales from continuing operations net of silver by-product revenue	$444.6	$441.8	$873.6	$800.5
Adjusting items:
General and administrative(d)	32.0	30.0	56.4	60.2
Other operating expense - sustaining(e)	5.0	6.2	11.5	11.8
Reclamation and remediation - sustaining(f)	18.3	10.0	32.6	17.8
Exploration and business development - sustaining(g)	9.5	8.6	16.1	15.5
Additions to property, plant and equipment - sustaining(h)	148.6	77.6	245.1	118.7
Lease payments - sustaining(i)	5.5	5.5	20.7	10.7
All-in Sustaining Cost on a by-product basis	$663.5	$579.7	$1,256.0	$1,035.2
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	10.0	8.9	18.7	21.1
Reclamation and remediation - non-sustaining(f)	2.4	2.1	4.3	3.3
Exploration and business development - non-sustaining(g)	39.7	31.1	67.3	47.6
Additions to property, plant and equipment - non-sustaining(h)	123.7	70.9	239.8	129.6
Lease payments - non-sustaining(i)	0.1	0.2	0.4	0.4
All-in Cost on a by-product basis - attributable(c)	$839.4	$692.9	$1,586.5	$1,237.2
Gold ounces sold from continuing operations	525,921	434,086	987,617	805,421
Production cost of sales from continuing operations per equivalent ounce sold(b)	$900	$1,027	$941	$1,001
All-in sustaining cost from continuing operations per ounce sold on a by-product basis	$1,262	$1,335	$1,272	$1,285
Attributable(c) all-in cost from continuing operations per ounce sold on a by-product basis	$1,596	$1,596	$1,606	$1,536

See page 21 for details of the footnotes referenced within the table above.

The Company also assesses its all-in sustaining cost and attributable all-in cost from continuing operations on a gold equivalent ounce basis. Under these non-GAAP financial measures and ratios, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

p. 19 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

All-in sustaining cost and attributable all-in cost from continuing operations per equivalent ounce sold are calculated by adjusting production cost of sales from continuing operations, as reported on the interim condensed consolidated statements of operations, as follows:

(unaudited, expressed in millions of U.S. dollars,	Three months ended		Six months ended
except ounces and costs per ounce)	June 30,		June 30,
	2023	2022	2023	2022

Production cost of sales from continuing operations - as reported	$497.9	$450.8	$981.8	$813.9
Adjusting items:
General and administrative(d)	32.0	30.0	56.4	60.2
Other operating expense - sustaining(e)	5.0	6.2	11.5	11.8
Reclamation and remediation - sustaining(f)	18.3	10.0	32.6	17.8
Exploration and business development - sustaining(g)	9.5	8.6	16.1	15.5
Additions to property, plant and equipment - sustaining(h)	148.6	77.6	245.1	118.7
Lease payments - sustaining(i)	5.5	5.5	20.7	10.7
All-in Sustaining Cost	$716.8	$588.7	$1,364.2	$1,048.6
Adjusting items on an attributable(c) basis:
Other operating expense - non-sustaining(e)	10.0	8.9	18.7	21.1
Reclamation and remediation - non-sustaining(f)	2.4	2.1	4.3	3.3
Exploration and business development - non-sustaining(g)	39.7	31.1	67.3	47.6
Additions to property, plant and equipment - non-sustaining(h)	123.7	70.9	239.8	129.6
Lease payments - non-sustaining(i)	0.1	0.2	0.4	0.4
All-in Cost - attributable(c)	$892.7	$701.9	$1,694.7	$1,250.6
Gold equivalent ounces sold from continuing operations	552,969	439,078	1,043,299	812,806
Production cost of sales from continuing operations per equivalent ounce sold(b)	$900	$1,027	$941	$1,001
All-in sustaining cost from continuing operations per equivalent ounce sold	$1,296	$1,341	$1,308	$1,290
Attributable(c) all-in cost from continuing operations per equivalent ounce sold	$1,614	$1,599	$1,624	$1,539

See page 21 for details of the footnotes referenced within the table above.

Capital expenditures from continuing operations are classified as either sustaining capital expenditures or non-sustaining capital expenditures, depending on the nature of the expenditure. Sustaining capital expenditures typically represent capital expenditures at existing operations including capitalized exploration costs and capitalized stripping unless related to major projects, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the interim condensed consolidated statements of cash flows), less non-sustaining capital expenditures. Non-sustaining capital expenditures represent capital expenditures for major projects, including major capital stripping projects at existing operations that are expected to materially benefit the operation, as well as enhancement capital for significant infrastructure improvements at existing operations. Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs from continuing operations per ounce and attributable all-in costs from continuing operations per ounce. The categorization of sustaining capital expenditures and non-sustaining capital expenditures is consistent with the definitions under the WGC all-in cost standard. Sustaining capital expenditures and non-sustaining capital expenditures are not defined under IFRS, however, the sum of these two measures total to additions to property, plant and equipment as disclosed under IFRS on the interim condensed consolidated statements of cash flows.

p. 20 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of the classification of capital expenditures for the periods presented:

(unaudited, expressed in millions of U.S dollars)

Three months ended June 30, 2023:	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)(a)	Total USA	Other	Total
Sustaining capital expenditures	$9.1	$39.7	$19.9	$52.1	$10.5	$16.5	$-	$79.1	$0.8	$148.6
Non-sustaining capital expenditures	72.8	-	3.4	6.1	-	14.9	32.1	53.1	4.0	133.3
Additions to property, plant and equipment - per cash flow	$81.9	$39.7	$23.3	$58.2	$10.5	$31.4	$32.1	$132.2	$4.8	$281.9

Three months ended June 30, 2022:
Sustaining capital expenditures	$6.8	$31.2	$1.6	$12.1	$20.5	$5.1	$-	$37.7	$-	$77.3
Non-sustaining capital expenditures	17.5	-	37.4	1.0	0.1	11.1	3.2	15.4	1.8	72.1
Additions to property, plant and equipment - per cash flow	$24.3	$31.2	$39.0	$13.1	$20.6	$16.2	$3.2	$53.1	$1.8	$149.4

(unaudited, expressed in millions of U.S dollars)

Six months ended June 30, 2023:	Tasiast (Mauritania)	Paracatu (Brazil)	La Coipa (Chile)	Fort Knox (USA)	Round Mountain (USA)	Bald Mountain (USA)	Manh Choh (USA)(a)	Total USA	Other	Total
Sustaining capital expenditures	$23.7	$67.5	$21.5	$90.7	$17.9	$22.6	$-	$131.2	$1.2	$245.1
Non-sustaining capital expenditures	122.8	-	27.2	6.6	-	34.0	60.8	101.4	6.6	258.0
Additions to property, plant and equipment - per cash flow	$146.5	$67.5	$48.7	$97.3	$17.9	$56.6	$60.8	$232.6	$7.8	$503.1

Six months ended June 30, 2022:
Sustaining capital expenditures	$10.9	$47.2	$2.3	$13.8	$36.5	$7.8	$-	$58.1	$0.2	$118.7
Non-sustaining capital expenditures	32.8	-	72.5	2.2	0.1	14.2	6.1	22.6	3.5	131.4
Additions to property, plant and equipment - per cash flow	$43.7	$47.2	$74.8	$16.0	$36.6	$22.0	$6.1	$80.7	$3.7	$250.1

(a) Represents 100% of capital expenditures, of which 70% is Kinross’ share.

Endnotes

(a)	“Silver revenue” represents the portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(b)	“Production cost of sales from continuing operations per equivalent ounce sold” is defined as production cost of sales from continuing operations divided by total gold equivalent ounces sold from continuing operations.
(c)	“Attributable” includes Kinross’ share of Manh Choh (70%) costs. As Manh Choh is a non-operating site, the attributable costs are non-sustaining costs and as such only impact the all-in-cost measures.
(d)	“General and administrative” expenses are as reported on the interim condensed consolidated statements of operations, net of certain restructuring expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(e)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the interim condensed consolidated statements of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(f)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(g)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the interim condensed consolidated statements of operations, less non-sustaining exploration and business development expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are classified as either sustaining or non-sustaining based on a determination of the type of expense and requirement for general or growth related operations.
(h)	“Additions to property, plant and equipment – sustaining and non-sustaining are as presented on page 30 of this MD&A. Non-sustaining capital expenditures included in the calculation of attributable all-in-cost includes Kinross’ share of Manh Choh (70%) costs.
(i)	“Lease payments – sustaining” represents the majority of lease payments as reported on the interim condensed consolidated statements of cash flows and is made up of the principal and financing components of such cash payments, less non-sustaining lease payments. Lease payments for development projects or closed mines are classified as non-sustaining.

p. 21 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

APPENDIX A

Recent LP Fault zone assay results

Hole ID		From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Target
BR-699		689.45	709.40	19.95	13.97	1.23	Yauro
BR-699	and	715.00	722.30	7.30	4.96	0.77
BR-699	and	753.50	757.50	4.00	3.68	0.45
BR-699	and	1,360.00	1,363.10	3.10	2.36	1.10
BR-699	and	1,404.45	1,407.45	3.00	2.52	0.97
BR-769A		701.00	713.60	12.60	10.33	0.73	Yauro
BR-769A	and	721.30	740.50	19.20	12.67	1.76
BR-769A	including	734.80	739.15	4.35	3.35	4.18
BR-769A	and	773.20	777.00	3.80	3.08	0.41
BR-774	No Significant Intersections						Bruma
BR-775		852.00	858.30	6.30	5.17	0.47	Yuma
BR-775	and	917.10	926.25	9.15	7.05	0.96
BR-776		783.65	796.50	12.85	11.18	0.56	Yuma
BR-777		824.50	825.00	0.50	0.40	81.70	Yauro
BR-777	and	879.00	882.00	3.00	2.58	1.56
BR-777	and	883.50	886.60	3.10	2.11	0.36
BR-777	and	888.00	891.40	3.40	2.72	0.67
BR-784		850.50	864.90	14.40	11.23	0.45	Bruma
BR-784	and	884.05	892.00	7.95	5.72	0.87
BR-784	and	934.35	938.10	3.75	2.44	0.96
BR-785		971.70	975.00	3.30	2.74	0.65	Bruma
BR-785	and	1,154.35	1,181.45	27.10	20.60	0.43
BR-787		991.05	1,031.90	40.85	33.09	1.29	Bruma
BR-795		715.00	719.00	4.00	3.24	0.74	Yuma
BR-795	and	1,022.45	1,025.45	3.00	2.52	0.51
BR-796		1,048.75	1,056.00	7.25	6.60	0.53	Yuma
BR-796	and	1,072.00	1,078.75	6.75	4.66	0.46
BR-796	and	1,106.00	1,111.95	5.95	4.64	5.71
BR-796	including	1,109.35	1,110.65	1.30	0.96	23.87
BR-797	No Significant Intersections						Yuma
BR-798		1,205.30	1,211.50	6.20	4.53	0.56	Bruma
BR-798	and	1,217.00	1,220.90	3.90	3.28	0.42
BR-798	and	1,237.00	1,254.90	17.90	15.93	0.53
BR-798	and	1,256.40	1,259.40	3.00	2.31	0.32
BR-798	and	1,275.25	1,288.80	13.55	9.89	0.99
BR-798	and	1,295.50	1,319.30	23.80	16.18	0.60

p. 22 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

BR-801		994.50	1,006.00	11.50	9.09	1.11	Yauro
BR-801	and	1,009.00	1,012.00	3.00	2.58	0.41
BR-802	No Significant Intersections						Auro
BR-803		672.00	676.50	4.50	3.83	0.39	Yauro
BR-803	and	741.00	744.00	3.00	2.28	1.08
BR-803	and	882.00	894.85	12.85	8.35	0.41
BR-803	and	1,092.00	1,140.00	48.00	43.68	0.42
BR-803	and	1,281.00	1,286.00	5.00	3.45	0.51
BR-804		563.10	567.25	4.15	2.95	0.64	Yauro
BR-804	and	575.75	586.10	10.35	9.00	0.61
BR-804	and	659.00	663.00	4.00	3.44	0.47
BR-804	and	721.80	731.80	10.00	7.70	0.93
BR-804	and	756.00	765.00	9.00	8.28	1.11
BR-804	and	889.10	892.10	3.00	2.64	0.92
BR-804	and	938.00	941.90	3.90	3.47	2.28
BR-804	and	1,022.85	1,028.00	5.15	3.76	8.38
BR-804	including	1,025.00	1,026.90	1.90	1.46	21.93
BR-804	and	1,115.35	1,124.05	8.70	6.61	1.18
BR-805		543.70	549.55	5.85	4.45	0.53	Yauro
BR-805	and	556.80	560.90	4.10	3.32	0.50
BR-805	and	718.80	722.40	3.60	3.13	1.10
BR-805	and	792.35	834.50	42.15	36.25	4.52
BR-805	including	826.00	834.50	8.50	6.72	19.31
BR-805	and	923.30	926.85	3.55	2.80	0.57
BR-805	and	941.00	949.30	8.30	6.14	0.54
BR-805	and	961.60	970.00	8.40	7.06	0.51
BR-805	and	993.90	1,005.00	11.10	8.88	2.35
BR-805	including	993.90	994.70	0.80	0.64	26.40
BR-805	and	1,015.00	1,020.00	5.00	4.40	0.92
BR-810		859.00	862.35	3.35	2.35	0.62	Auro
BR-810	and	870.40	898.00	27.60	24.56	0.50
BR-811		734.60	737.60	3.00	2.73	1.93	Auro
BR-812		612.40	616.00	3.60	3.13	0.68	Yauro
BR-812	and	623.90	628.25	4.35	3.31	5.48
BR-812	including	623.90	627.35	3.45	2.93	6.47
BR-812	and	871.25	886.75	15.50	12.09	0.49
BR-812	and	901.35	908.50	7.15	5.08	1.60
BR-820		828.00	837.00	9.00	8.28	0.55	Yauro
BR-820	and	843.00	855.00	12.00	9.72	0.72
BR-820	and	879.00	890.00	11.00	8.25	0.69
BR-820	and	1,099.35	1,110.00	10.65	8.63	0.53

p. 23 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

BR-820	and	1,125.25	1,128.25	3.00	2.49	0.36
BR-821		995.30	996.00	0.70	0.60	57.00	Yauro
BR-821	and	1,023.00	1,035.10	12.10	11.13	1.13
BR-821	and	1,053.40	1,057.80	4.40	2.95	0.38
BR-821	and	1,066.00	1,075.70	9.70	6.89	1.43
BR-821	including	1,072.70	1,075.70	3.00	1.95	3.06
BR-821	and	1,157.15	1,160.60	3.45	2.52	8.21
BR-821	including	1,159.25	1,159.75	0.50	0.45	53.40
BR-821	and	1,175.30	1,187.50	12.20	8.05	0.88
DL-143	No Significant Intersections						Limb
DL-147		716.60	720.55	3.95	3.24	3.08	Limb
DL-147	including	717.60	720.55	2.95	2.07	3.97

Results are preliminary in nature and are subject to on-going QA/QC. Lengths are subject to rounding.

p. 24 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

APPENDIX B

LP Fault zone long section

Composites generated from drill intersections received since the May 9, 2023 news release includes assays from 22 fully assayed and 1 partially assayed drill holes at the LP Fault zone and 2 at the Limb zone. Composites are generated using 0.3 g/t minimum grade, maximum linear internal dilution of 5.0 m, and allows short high-grade intervals greater than 8 GXM to be retained. Results are preliminary in nature and are subject to on-going QA/QC. For full list of significant, composited assay results, see Appendix A.

p. 25 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include) “Q2 2023 highlights from continuing operations”, “Operational and development project highlights”, “CEO commentary”, “Balance Sheet”, “Return of capital”, “Operating results”, “Development project and exploration update”, “Company Guidance”, and “Environment, Social and Governance (ESG) update” as well as statements with respect to our guidance for production, cost guidance, including production costs of sales, all-in sustaining cost of sales, and capital expenditures; statements with respect to our guidance for cash flow and free cash flow; the declaration, payment and sustainability of the Company’s dividends or share repurchases; identification of additional resources and reserves; the Company’s liquidity; greenhouse gas reduction initiatives and targets; the implementation and effectiveness of the Company’s ESG or Climate Change strategy; the schedules and budgets for the Company’s development projects; budgets for and future prospects for exploration, development and operation at the Company’s operations and projects, including the Great Bear project, the Tasiast 24k project, Manh Choh and the Tasiast solar project; the Company’s liquidity outlook, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, operating costs; price inflation; capital expenditures, costs and timing of the development of projects and new deposits, estimates and the realization of such estimates (such as mineral or gold reserves and resources or mine life), success of exploration, development and mining, currency fluctuations, capital requirements, project studies, government regulation, permit applications, restarting suspended or disrupted operations; environmental risks and proceedings; and resolution of pending litigation. The words “advance”, “believe”, “continue”, “estimates”, “expects”, “focus”, “forecast”, “guidance”, “on schedule”, “on track”, “opportunity” “outlook”, “plan”, “poised”, “potential”, “priority”, “prospect”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our Management’s Discussion and Analysis (“MD&A”) for the year ended December 31, 2022, and the Annual Information Form dated March 31, 2023 as well as: (1) there being no significant disruptions affecting the operations of the Company, whether due to extreme weather events (including, without limitation, excessive snowfall, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall and the operational challenges at Fort Knox and Bald Mountain resulting from excessive rainfall or snowfall, which can impact costs and/or production) and other or related natural disasters, labour disruptions (including but not limited to strikes or workforce reductions), supply disruptions, power disruptions, damage to equipment, pit wall slides or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation: the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the operation of Tasiast; water and power supply and continued operation of the tailings reprocessing facility at Paracatu; permitting of the Great Bear project (including the consultation process with Indigenous groups), permitting and development of the Lobo-Marte project; ramp-up of production at the La Coipa project; in each case in a manner consistent with the Company’s expectations; and the successful completion of exploration consistent with the Company’s expectations at the Company’s projects; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, restrictions or penalties imposed, or actions taken, by any government, including but not limited to amendments to the mining laws, and potential power rationing and tailings facility regulations in Brazil (including those related to financial assurance requirements), potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, new dam safety regulations, potential amendments to minerals and mining laws and energy levies laws, new regulations relating to work permits, potential amendments to customs and mining laws (including but not limited to amendments to the VAT) and the potential application of the tax code in Mauritania, potential amendments to and enforcement of tax laws in Mauritania (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), and the impact of any trade tariffs being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, improvement studies; scoping studies and preliminary economic assessments, pre-feasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Mauritanian ouguiya and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with the Company’s expectations; (8) attributable production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company and Kinross’ analysis thereof being consistent with expectations (including but not limited to ore tonnage and ore grade estimates), future mineral resource and mineral reserve estimates being consistent with preliminary work undertaken by the Company, mine plans for the Company’s current and future mining operations, and the Company’s internal models; (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for Tasiast being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without material amendment or formal dispute (including without limitation the application of tax, customs and duties exemptions and royalties); (12) asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining our current credit ratings consistent with the Company’s current expectations; (15) potential direct or indirect operational impacts resulting from infectious diseases or pandemics; (16) changes in national and local government legislation or other government actions; (17) litigation, regulatory proceedings and audits, and the potential ramifications thereof, being concluded in a manner consistent with the Corporation’s expectations (including without limitation litigation in Chile relating to the alleged damage of wetlands and the scope of any remediation plan or other environmental obligations arising therefrom); (18) the Company’s financial results, cash flows and future prospects being consistent with Company expectations in amounts sufficient to permit sustained share repurchases and dividend payments; (19) the impacts of detected pit wall instability at Round Mountain and Bald Mountain being consistent with the Company’s expectations; and (20) the Company’s estimates regarding the timing of completion of the Tasiast 24k project. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: the inaccuracy of any of the foregoing assumptions; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); price inflation of goods and services; changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, production royalties, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Mauritania or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining, development or refining activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions, administrative orders or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, environmental litigation or regulatory proceedings or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining and maintaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit ratings; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross, including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the “Risk Analysis” section of our MD&A for the year ended December 31, 2022, and the “Risk Factors” set forth in the Company’s Annual Information Form dated March 31, 2023. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 26 Kinross reports strong 2023 second-quarter results	www.kinross.com

Kinross Gold Corporation

25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

Key Sensitivities

Approximately 70%-80% of the Company's costs are denominated in U.S. dollars.

A 10% change in foreign currency exchange rates would be expected to result in an approximate $20 impact on production cost of sales per equivalent ounce sold11.

Specific to the Brazilian real, a 10% change in the exchange rate would be expected to result in an approximate $30 impact on Brazilian production cost of sales per equivalent ounce sold.

Specific to the Chilean peso, a 10% change in the exchange rate would be expected to result in an approximate $50 impact on Chilean production cost of sales per equivalent ounce sold.

A $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on production cost of sales per equivalent ounce sold.

A $100 change in the price of gold would be expected to result in an approximate $4 impact on production cost of sales per equivalent ounce sold as a result of a change in royalties.

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims who is a “qualified person” within the meaning of National Instrument 43-101.

All dollar amounts are expressed as U.S. dollars, unless otherwise noted.

Source: Kinross Gold Corporation

11 Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

p. 27 Kinross reports strong 2023 second-quarter results	www.kinross.com